
02040958

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
JUL 0 1 2002
WASH. D.C.
164
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-10726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR.net Corp. Supplemental Executive Retirement Plan

B. Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

David A. Woodle
President and CEO
C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801
(814) 238-2461

This document contains 12 pages.

REQUIRED INFORMATION

This document contains 12 pages.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR.net Corp. Supplemental Executive Retirement Plan

C-COR.net CORP.
Plan Administrator



DATE: June 27, 2002

By: ______________________
Joseph E. Zavacky
Controller and Assistant Secretary

PHL_A #1639900 v1

C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Table of Contents



30 North Third Street
Suite 200
PO Box 1190
Harrisburg, PA 17108-1190

Independent Auditors' Report

To the Board of Directors
C-COR.net Corp.:

We have audited the accompanying statements of net assets available for benefits of the C-COR.net Corp. Supplemental Executive Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 7, 2002



C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Cash equivalents	$	12,189	14,176
Investments:			
At fair value:			
Mutual funds		851,848	728,430
C-COR.net Corp. common stock		459,611	207,122
Total investments		1,311,459	935,552
Receivables:			
Employer contribution		4,820	4,192
Employee contributions		10,879	8,833
Accrued income		23	5,329
Total assets		1,339,370	968,082
Liabilities:			
Employer contribution payable to qualified plan		54,299	34,689
Employee contributions payable to qualified plan		61,547	37,759
Total liabilities		115,846	72,448
Net assets available for benefits	$	1,223,524	895,634

See accompanying notes to financial statements.

C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions to net assets attributed to:			
Investment income (loss):			
Interest income	$	3,831	11,900
Net appreciation (depreciation) in fair value of investments		97,791	(826,275)
		101,622	(814,375)
Contributions:			
Employer contributions		107,590	161,561
Employee contributions		292,081	438,689
		399,671	600,250
Total additions		501,293	(214,125)
Deductions from net assets attributed to benefits paid to participants		57,557	168,860
Transfers to qualified plan:			
Employer		54,299	34,689
Employee		61,547	37,759
		115,846	72,448
Net increase (decrease)		327,890	(455,433)
Net assets available for benefits:			
Beginning of year		895,634	1,351,067
End of year	$	1,223,524	895,634

See accompanying notes to financial statements.

C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001

(1) Description of Plan

The following brief description of the C-COR.net Corp. Supplemental Executive Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is intended to provide the accumulation of supplemental funds for retirement on a tax-deferred basis for a select group of management employees or highly compensated employees. The Plan was established May 1, 1996. Eligibility to participate in the Plan is limited to eligible employees of C-COR.net Corp. (the Company) who are designated by the Committee appointed by the Board of Directors (the Committee) to administer the Plan and who have completed one month of employment.

(b) Contributions

1) Employee Pre-Tax Contributions

Participants may direct the Company to reduce their base salary by up to 30% (in whole percentages). In addition, participants may contribute up to 100% of their incentive plan compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 10 mutual funds and Company stock as investment options for participants.

2) Employer Matching Contributions

The Company may match eligible employee contributions, in an amount up to 6% of participant's compensation. The employer matching rate percentage is determined annually by the Company's Board of Directors. The matching rate percentage was 6% in 2001 and 2000.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the employer matching contribution and allocations of plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) *Vesting*

Participants are vested immediately in their contributions plus actual earnings thereon. Employees become vested in the employer contribution portion of their account according to the following schedule:

Years of credited service	Percent vested
Less than 1 year	0%
1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

(e) ***Payment of Benefits***

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant's death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for "severe" financial hardships, as defined by the Plan. Payment of benefits shall be in the form of a lump-sum payment or in annual installments over a period not extending beyond the shorter of ten years or a participant's life expectancy or the joint and last survivor expectancy of the participant and his/her beneficiary. Payment shall be determined each year based upon the amount of the participant's accrued benefit as of the prior December and the remaining number of payment periods.

(f) ***Administrative Costs***

Certain administrative expenses of the Plan were paid by the Company in 2001 and 2000.

(g) ***Forfeited Accounts***

Employer matching contributions that are forfeited are used to reduce the amount of the employer matching contribution to the Plan. There were no forfeitures during 2001 or 2000.

(2) Summary of Significant Accounting Policies

(a) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) ***Basis of Accounting***

The accompanying financial statements have been prepared on the accrual basis of accounting.

(Continued)

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Company's common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Investments

The following table presents investments at December 31 that represent 5 percent or more of the Plan's net assets:

		2001	2000
Investments at fair value:			
C-COR.net Corp. common stock	$	459,611	207,122
Janus Worldwide		297,983	239,619
Federated Max-Cap		136,395	138,775
Fidelity Advisor Growth Opportunities		116,147	109,985
Fidelity Growth and Income		87,850	81,386
Invesco Equity Income		80,971	61,132
Other		132,502	97,533
Total investments	$	1,311,459	935,552

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		2001	2000
Investments at fair value:			
Pooled separate accounts	$	(72,670)	(127,921)
C-COR.net Corp. common stock		170,461	(698,354)
Net appreciation (depreciation) in fair value	$	97,791	(826,275)

(4) Transfers to Qualified Plan

In conjunction with the compliance testing of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan (Qualified Plan), participants on an annual basis, consistent with Sections 402(g), 415, and the limitations of 401(k)(3) and 401(m) of the Internal Revenue Code (IRC), may elect to transfer a percentage of the participant's deferred compensation for the current plan year from the Plan to the Qualified Plan. The percentage shall be determined in a manner to maximize the elective deferrals under the Qualified Plan of highly compensated employees. Funds eligible for transfer to the Qualified Plan were $115,846

(Continued)

and $72,448 for the years ended December 31, 2001 and 2000, respectively. The eligible transfer amounts are reflected as liabilities of the Plan at December 31, 2001 and 2000.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100 percent vested in their accounts. Upon such termination, each participant will receive the value of their accrued benefit in the form of a lump-sum payment to be made no later than 120 days following the termination date.

(6) Tax Status

The Plan is a nonqualified deferred compensation plan which is exempt from most provisions of ERISA, as participation is limited to certain highly compensated members of management and employees who are selected for participation in the Plan. The Plan is not subject to any provisions of and is not qualified under Section 401(a) of the IRC.

(7) Related-Party Transactions

Plan investments include units of pooled separate accounts and a general account administered by CIGNA Retirement & Investment Services (CIGNA). CIGNA is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company's common stock.

Consent of Independent Accountants

The Board of Directors
C-COR.net Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-49826) of C-COR.net Corp. of our report dated June 7, 2002, with respect to the statements of net assets available for benefits of the C-COR.net Corp. Supplemental Executive Retirement Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the C-COR.net Corp. Supplemental Executive Retirement Plan.

KPMG LLP

Harrisburg, Pennsylvania
June 28, 2002